FOR IMMEDIATE RELEASE	       					Contacts:	John McManus
March 1, 1999													                  VP Finance, Sheldahl
                           																	507/663-8337
Sheldahl, Inc.
1150 Sheldahl Road
Northfield, MN  55057						             				Elin Raymond
                           																	The Sage Group
                           																	612/321-9897

           SHELDAHL COMPLETES $7.2 MILLION PRIVATE PLACEMENT
 Workforce reductions announced; will result in annual cost savings of
                           $2.4 million

Northfield, MN -- Sheldahl, Inc. (Nasdaq: SHEL), today announced that it had completed a private placement of $7.2 million in preferred stock. The new Series E preferred shares are convertible at $6.25 per common share at the option of shareholders, most of whom are current stockholders and/or members of Sheldahl's Board.

Edward L. Lundstrom, Sheldahl's President and Chief Executive Officer, said, "The new equity placement enhances our financial stability, provides additional liquidity, and ensures that we are in compliance with an existing bank covenant. Further," he added, "the investment displays the confidence the investor group has in Sheldahl's strategic plan and in the Company's ability to achieve its goals."

BUSINESS EFFICIENCIES SUPPORT WORKFORCE REDUCTIONS
______________________________________________________

Sheldahl also announced that it had reduced its salaried workforce, mainly related to its core businesses, by 12 percent, or approximately 40 employees. This move will result in annual cost savings of $2.4 million, and will begin to take effect in the Company's third quarter. Half of the reduction was accomplished through an early retirement program made available to long-term employees. The Company will take a $3.1 million charge in its second quarter related to the action.

Commenting on the reduction, Lundstrom stated, "As a result of last year's restructuring, we have been able to significantly reduce costs and enhance our competitiveness. This has enabled us to provide the same responsive service to our customers with fewer employees."

SHELDAHL SEES FLAT FIRST HALF, GROWTH IN SECOND HALF
____________________________________________________

Lundstrom noted that, as expected, the Company's second quarter sales will be comparable to those of the previous two quarters, but concluded, "We expect sales growth in the range of 10 to 12 percent in the second half."

	Sheldahl is a leading producers of high-density substrates, high-quality flexible printed circuitry, and flexible laminates primarily for sale to the automotive electronics and datacommunications markets. The Company, which is headquartered in Northfield, Minnesota, has operations in Northfield;
Longmont, Colorado; Detroit, Michigan; Britton, South Dakota; Toronto,
Ontario, Canada; and Chihuahua, Chi., Mexico. Its sales offices are located in Hong Kong, China; Singapore; and Mainz, Germany. Sheldahl's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol SHEL. Sheldahl news and information can be found on the World
Wide Web at http://www.sheldahl.com.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to, those set forth in the Company's annual report, 10K, 10Q, and other SEC filings.

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